As filed with the Securities and Exchange Commission on January 26, 2024	Registration No. 333-178416
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________
POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
____________________________
WNS (Holdings) Limited
(Exact name of issuer of deposited securities as specified in its charter)
____________________________
Not Applicable
(Translation of issuer’s name into English)
____________________________
Jersey, Channel Islands
(Jurisdiction of incorporation or organization of issuer)
____________________________
Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)
1 Columbus Circle
New York, New York 10019
+1 (212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
____________________________
WNS North America Inc.
515 Madison Avenue
8th Floor
New York, NY 10022 USA
+1 (281) 447-7000
(Address, including zip code, and telephone number, including area code, of agent for service)
____________________________
Copies to:
Min Yee Ng, Esq. Latham & Watkins LLP 9 Raffles Place #42-02 Republic Plaza Singapore 048619 +(65) 6536-1161	Melissa Butler, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +(44) 20 7532-1502

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box:  ☐
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CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit	Proposed maximum aggregate offering price	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of WNS (Holdings) Limited	N/A	N/A	N/A	N/A
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 (Registration No. 333-178416) (the “Registration Statement”) of WNS (Holdings) Limited (the “Company”) is being filed solely for the purpose of filing as an exhibit the Amendment to Deposit Agreement between the Company and Deutsche Bank Trust Company Americas (the “Depositary”), as depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder to shorten the notice period necessary to terminate the Deposit Agreement from 90 days to 30 days.
PART I
INFORMATION REQUIRED IN PROSPECTUS
The prospectus consists of the form of American Depositary Receipt (“Receipt”) filed as Exhibit (a)(2) to the Registration Statement previously filed by the Company, as amended as set out in the form of Amendment to the Deposit Agreement filed as Exhibit (a)(3) to this Post-Effective Amendment No. 1 to the Registration Statement, which is incorporated herein by reference.
Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED CROSS REFERENCE

Required Information			Location in Form of Receipt Incorporated Herein as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of Receipt	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles 14 and 15

	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 13 and 14

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article 12; Reverse of Receipt – Articles 14 and 15

	(v)	The sale or exercise of rights	Reverse of Receipt – Articles 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles 3, 6 and 9; Reverse of Receipt – Articles 13 and 16
	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 20 and 21 (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article 12

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Articles 2, 3, 4, 6, 8, 9 and 10; Reverse of Receipt – Article 22

	(x)	Limitation on the depositary’s liability	Face of Receipt – Articles 6 and 10; Reverse of Receipt – Articles 15, 16, 17 and 18

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt – Article 9

4.	Fees and other direct and indirect payments made by the depositary to the issuer		Face of Receipt – Article 9

Item 2.	AVAILABLE INFORMATION
The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the U.S. Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s website (www.sec.gov) and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3.	EXHIBITS

(a)(1)
Form of Deposit Agreement, dated as of July 18, 2006, by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the “Deposit Agreement”). – Previously filed as Exhibit 99.1(a) to the Registration Statement on Form F-6 (File No. 333-135859), which exhibit is incorporated herein by reference.

(a)(2)	Form of American Depositary Receipt. – Previously filed as Exhibit (a)(2) to the Registration Statement, which exhibit is incorporated herein by reference

(a)(3)	Amendment to the Deposit Agreement - Filed herewith as Exhibit (a)(3).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. - Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - Not applicable.

(d)	Opinion of counsel to the Depositary, as to the legality of the securities to be registered. - Previously filed as Exhibit (d) to the Registration Statement and incorporated herein by reference.

(e)	Certification under Rule 466. – Not applicable.

(f)	Powers of attorney for certain officers and directors of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty (30) days before any change in the fee schedule.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 26, 2024.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one ordinary share, of WNS (Holdings) Limited.
Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Michael Curran
	Name:	Michael Curran
	Title:	Vice President

By:	/s/ Robert Martello
	Name:	Robert Martello
	Title:	Director

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, WNS (Holdings) Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 26, 2024.
WNS (Holdings) Limited

By:	/s/ Gopi Krishnan
	Name:	Gopi Krishnan
	Title:	General Counsel

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Keshav R. Murugesh (Director and Group Chief Executive Officer), Sanjay Puria (Group Chief Financial Officer) and Gopi Krishnan (General Counsel), severally, as such person’s true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for such person and in such person’s name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement and any registration statement filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done provided two of the above-listed attorneys-in-fact act together on behalf of such person, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement on Form F-6 has been signed below by the following persons in the capacities indicated on January 26, 2024.
Signature		Title

/s/ Timothy L. Main		Chairman of the Board
Name:	Timothy L. Main

/s/ Keshav R. Murugesh		Director and Group Chief Executive Officer (Principal executive officer)
Name:	Keshav R. Murugesh

/s/ Sanjay Puria		Group Chief Financial Officer (Principal financial and accounting officer)
Name:	Sanjay Puria

/s/ Jason Liberty		Director
Name:	Jason Liberty

/s/ Françoise Gri		Director
Name:	Françoise Gri

/s/ Keith Haviland		Director
Name:	Keith Haviland

/s/ Mario P. Vitale		Director
Name:	Mario P. Vitale

/s/ Lan Tu		Director
Name:	Lan Tu

/s/ Diane de Saint Victor		Director
Name:	Diane de Saint Victor

/s/ Judy Marlinski		Director
Name:	Judy Marlinski

/s/ Timothy L. Main		Authorized Representative in the United States
Name:	Timothy L. Main

Index to Exhibits
Exhibit	Document
(a)(3)	Amendment to the Deposit Agreement